Exhibit No. 12

Madison Gas and Electric Company

RATIO OF EARNINGS TO FIXED CHARGES
12 Months Ended Dec. 31, 2001
(In thousands)

Earnings
Income before interest expense	$37,589

Add:
Income tax items	13,836
Income tax on other income	2,105
Income distribution from equity investee	1,630
Amortization of debt discount, premium expense	390
Interest on rentals*	925
AFUDC - borrowed funds	217
Total earnings before interest and taxes	$56,692

Fixed Charges
Interest on long-term debt	$12,781
Other interest	1,008
Amortization of debt discount, premium expense	390
Interest on rentals*	925
Total fixed charges	$15,104

Ratio of Earnings to Fixed Charges	3.75x

*Interest portion of rentals is calculated as 33% of total rentals.